Saskatchewan Wheat Pool Inc.

Exemption #: 82-5037

June 22, 2007

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 21, 2007 regarding the Pool announcing the new management team. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

for: Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
David Carefoot, Chief Financial Officer

Attachment

dw 6/26

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: June 21, 2007
Regina, Saskatchewan
Listed: SWP: TSX

POOL ANNOUNCES EXECUTIVE – STREAMLINES MANAGEMENT STRUCTURE

Regina, Saskatchewan (June 21, 2007)– Saskatchewan Wheat Pool Inc. ("the Pool") today announced that a new management team has been appointed to lead the Company's integrated operations. Canada's premier agricultural company, headed by President and CEO Mayo Schmidt, will be led by a team of experienced Vice Presidents from both Agricore United ("AU") and the Pool.

- Mr. Fran Malecha, previously the Pool's Senior Vice President of Grain Operations will assume the responsibility of Chief Operating Officer overseeing Grain, Agri-Products, Government and Commercial Relations.
- Mr. David Carefoot will become the Chief Financial Officer of the Pool. Mr. Carefoot held the CFO role for AU since March 2006 and was previously the Vice President, Corporate Finance and Investor Relations;
- Mr. Karl Gerrand will continue as President of Can-Oat Milling, a wholly owned subsidiary of the Pool;
- Mr. William McGill who served as Vice President of Livestock Services for AU since 1993 will serve as Senior Vice President, Livestock Services in the new Company;
- Mr. George Prosk, who served as AU's Vice President of Financial Markets since 2003 will assume the role of Senior Vice President, Financial Products;
- Mr. Gene Rurak, Chief Operating Officer of Western Co-operative Fertilizers Limited, will become President of that subsidiary;
- Mr. Ray Dean, the Pool's Vice President, General Counsel and Corporate Secretary will continue with those responsibilities;
- Ms. Colleen Vancha is the Vice President of Investor Relations and Corporate Affairs of the new company;
- Ms. Paula Duguid continues as Vice President, Business Planning and Development;
- Mr. Mike Brooks will become the Chief Information Officer and continue in his role as Vice President Information Technology for the new company; and
- Mr. Gerry Valois previously AU's Vice President of Human Resources will continue in that role for the new company.

"Our organization will benefit from a highly experienced management team made up of seasoned professionals from both companies." says Schmidt. "We were fortunate to have a strong talent pool to choose from. We have appointed a highly experienced management team with superior knowledge and expertise that fits well with our new Company and its operational and organizational needs as we move forward."

The following individuals will also be named Officers of the new organization.

- Ms. Lori Robidoux, Vice President of Taxation and Risk, will oversee tax, risk management and support the Investor Relations function;
- Mr. Bob Miller, Senior Vice President, Grain;
- Mr. Doug Weinbender, Senior Vice President, Agri-Products;
- Mr. Richard Wansbutter, Vice President, Government and Commercial Relations;
- Mr. Ron Cameron, Vice President, Finance and Corporate Controller; and
- Mr. Grant Theaker, Vice President and Treasurer and Sherry Lees, Treasurer.

Fran Malecha is directing the integration of the two operations, leading functional work teams made up of Pool and AU employees. These integration teams have begun assessing current organizational models in an effort to determine the optimal operating structure going forward.

"Today is the first step in streamlining reporting structures at the executive level. In the coming weeks, we will also be assessing our commitment to growth in the global market and the development of superior product choice for our farm customers. Together, we will build a new and efficient organization structured to deliver long-term value for our industry and for our shareholders," says Schmidt.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. The Pool is Canada's leading agri-business with extensive operations and distribution capabilities across western Canada, with operations in the United States and Japan. The company is diversified into sales of crop inputs and services, grain handling and marketing, livestock production services, agri-food processing and financial services. These operations are complemented by value-added businesses and strategic alliances, which allow the Company to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Susan Cline
Saskatchewan Wheat Pool Inc.
306-569-6948

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